Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

9th March 2006

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Joint Announcement dated 7 March 2006 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

3/28

announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 17)

NWM 新移動
新世界移動控股有限公司
New World Mobile Holdings Limited

NEW WORLD MOBILE HOLDINGS LIMITED
新世界移動控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 862)

JOINT ANNOUNCEMENT

DESPATCH OF CIRCULAR OF NEW WORLD MOBILE HOLDINGS LIMITED

Sole financial adviser to
New World Development Company Limited

UBS Investment Bank

Joint financial advisers to
New World Mobile Holdings Limited

UBS Investment Bank

taifook
TAI FOOK CAPITAL LIMITED

Despatch of circulars
The circular of NWM has been despatched to the NWM Shareholders on 7 March 2006.

Financial impacts of the Proposed Merger
The details of the financial impacts of the Proposed Merger on the NWD Group and the NWM Group respectively are set out in this announcement.

Proforma financial information on the Enlarged Group
The proforma financial information on the Enlarged Group are set out in this announcement.

INTRODUCTION

Reference is made to (i) the joint announcement issued by NWD and NWM dated 12 December 2005; (ii) the joint announcements dated 30 December 2005 and 28 February 2006 issued by NWD and NWM; and (iii) the circular (the "NWM Circular") dated 7 March 2006 issued by NWM. Terms used in this announcement shall have the same meanings as those defined in the NWM Circular unless the context requires otherwise.

DESPATCH OF CIRCULAR

The NWM Circular containing among other things, (i) the accountants' report on the NWM Group for the three years ended 30 June 2005 and the four months ended 31 October 2005; (ii) the accountants' report on the Telstra CSL Group for the three years ended 30 June 2005 and the four months ended 31 October 2005; and (iii) the proforma financial information on the Enlarged Group, has been despatched to the NWM Shareholders on 7 March 2006.

FINANCIAL IMPACTS OF THE PROPOSED MERGER

The NWM Board expects that, if Completion had taken place on 31 October 2005, the NWM Group would record (i) an unaudited gain on disposal of its 76.4% interest in NWPCS pursuant to the NWPCS Disposal of approximately HK$950 million; and (ii) an unaudited goodwill arising from the acquisition of a 23.6% interest in Telstra CSL pursuant to the Telstra CSL Acquisition of approximately HK$987 million. The NWM Board wishes to draw the attention of the NWM Shareholders that the abovementioned financial impacts are based on the pro forma financial information on the Enlarged Group as set out in Appendix V to the NWM Circular, and should not be taken as an indication of the future financial performance of the Enlarged Group.

The NWD Board expects that, after completion, the NWD Group would record (i) an unaudited effective gain on disposal of approximately HK$508 million as a result of the disposal of its 76.4% interest in NWPCS Holdings; and (ii) an unaudited net increase in intangible assets of approximately HK$944 million as a result of the acquisition of a 23.6% interest in Telstra CSL.

PRO FORMA FINANCIAL INFORMATION ON THE ENLARGED GROUP

Set out below is the pro forma financial information on the Enlarged Group as set out in Appendix V to the NWM Circular.

1. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF THE ENLARGED GROUP

The following is an illustrative and pro forma consolidated balance sheet of the Enlarged Group which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Proposed Merger as if it had taken place on 31 October 2005. This pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of the Enlarged Group had the Proposed Merger been completed as at 31 October 2005 or at any future dates.

	The NWM Group as at 31 October 2005	Pro forma adjustments				Pro forma Enlarged Group as at 31 October 2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	Note 1	Note 2	Note 3	Note 4	Note 5	
ASSETS						
Non-current assets:						
Fixed assets	1,024,350	(1,021,245)				3,105
Investment properties	3,900					3,900
Intangible assets	72,959					72,959
Investments in associated companies	-		1,912,638	22,380	244,024	2,179,042
Deferred taxation	165,207	(165,207)				-
Rental and other deposits	7,900	(7,900)				-
	1,274,316					2,259,006
Current assets:						
Inventories	26,326	(26,326)				-
Trade receivables	102,365	(99,393)				2,972
Prepayments and other receivables	49,288	(47,441)				1,847
Handset subsidies	68,010	(68,010)				-
Rental and other deposits	41,014	(41,014)				-
Amounts due from fellow subsidiaries	29	(29)				-
Amounts due from a related company	813					813
Cash and bank balances	76,065	202,729	(1,037,759)		1,037,759	278,794
	363,910					284,426
Total assets	1,638,226					2,543,432
LIABILITIES						
Non-current liabilities						
Amount due to the ultimate holding company	-				1,281,783	1,281,783
Loan from a fellow subsidiary	877,500	(877,500)				-
Convertible bond	28,256	-				28,256
Subscription note	1,146,829	-				1,146,829
Asset retirement obligations	6,758	(6,758)				-
Deferred income	2,646	(2,646)				-
	2,061,989					2,456,868
Current liabilities:						
Trade payables	174,156	(172,932)				1,224
Accrued charges, other payables, deposits received and deferred income	293,547	(284,977)		22,380		30,950
Amounts due to fellow subsidiaries	4,317	(3,889)				428
Amounts due to related companies	537	25				562
Current portion of long-term liabilities	-					-
Promissory note issued to the immediate holding company	-					-
	472,557					33,164
Total liabilities	2,534,546					2,490,032
Total equity and current liabilities	1,638,226					2,543,432
Net current (liabilities)/assets	(108,647)					251,262
Total assets less current liabilities	1,165,669					2,510,268
Capital	16,454	(300)				16,154
Other reserves	(83,205)	(689,792)	690,092			(82,905)
(Accumulated losses)/retained profits	(829,569)	764,933	184,787			120,151
(Deficit)/surplus on shareholders' fund	(896,320)					53,400

Notes to the unaudited pro forma consolidated balance sheet of the Enlarged Group

1. The balances have been extracted without adjustment from the accountants' report of the NWM Group as at 31 October 2005 as set out in Appendix I to the NWM Circular.

2. The adjustment relates to the NWPCS Disposal pursuant to the Merger Agreement. For the purpose of pro forma consolidated balance sheet, the amounts of assets and liabilities of the NWPCS Group to be disposed of are based on the financial information of the NWPCS Group as at 31 October 2005 as set out in Appendix I to the NWM Circular.

   The adjustment relates to the gain on the NWPCS Disposal assuming the NWPCS Disposal took place on 31 October 2005.

   The gain on the NWPCS Disposal will be determined based on the difference in the fair value of 76.4% interest in NWPCS disposed of by the NWM Group over the net book value of the NWPCS Group disposed of as at Completion.

   For the purpose of preparing the unaudited pro forma consolidated balance sheet of the Enlarged Group, the net book value of the NWPCS Group as at 31 October 2005 and the fair value of NWM's shares as to 76.4% based on the closing market price as at 15 February 2006 adjusted for net debts of the NWM Group, excluding the fair value of the NWCS Group and taking into consideration the retirement of debt and extinguishment of certain level of negative working capital of the NWPCS Group, if any, are applied in the calculation of the gain on the NWPCS Disposal. Since the fair value of the NWM Shares at the date of the Completion may be substantially different from their fair value used in the preparation of the pro forma financial information, the final amounts of the gain on the NWPCS Disposal will be different from those amount presented above.

3. The adjustment relates to equity accounting of 23.6% interest in the Merged Group as associate of the Enlarged Group pursuant to the Telstra CSL Acquisition, which has taken into account the following:

   a) The net asset value of the Telstra CSL Group is based on the restated financial information on Telstra CSL using accounting policies adopted by the NWM Group as at 31 October 2005 as set out in Appendix IV to the NWM Circular. The Directors consider that, save for the adjustments in relation to the "Accounting for revenue recognition" and "Accounting for goodwill" as detailed in notes (ii) and (iii) of the section B of Appendix IV to the NWM Circular, the pro forma financial information of the Enlarged Group has been properly compiled on the bases stated in Appendix V to the NWM Circular and such basis is consistent with the accounting policies of the NWM Group.

   b) The net asset value of the NWPCS Group as at 31 October 2005.

   c) Fair value adjustment ascribed to the Telstra CSL Group relates to recognition of the intangible assets including the 3G Licence, customer base and trademarks, which has been assessed by an independent valuer on the Telstra CSL Group as at 31 October 2005. No fair value adjustment has been ascribed to the NWPCS Group.

   d) Recognition of the goodwill arose from the Telstra CSL Acquisition amounts to approximately HK$987 million (see below for further details).

e) Issue of new shares by NWPCS Holdings to NWM amounted to HK$1,038 million (based on the amount of outstanding debts owed by the NWPCS Group as at 31 October 2005) pursuant to the Merger Agreement to render the NWPCS Group debt-free upon completion of the Merger Agreement by (i) retirement of outstanding debts at Completion and (ii) extinguishment of certain levels of negative working capital at Completion.

Under HKFRS, the NWM Group will apply the purchase method to account for the Telstra CSL Acquisition. In applying the purchase method, the share of identifiable assets and liabilities (including intangible assets and contingent liabilities) of the Telstra CSL Group will be recorded at the Completion date of the Telstra CSL Acquisition. Any goodwill or negative goodwill arising from the Telstra CSL Acquisition will be determined as the excess or deficit of the purchase consideration, i.e. the fair value of 76.4% interest in the NWPCS Group disposed of by the NWM Group plus cash consideration, over the NWM Group's interest in the net fair value of the identifiable assets and liabilities of the Telstra CSL Group at Completion.

For the purpose of preparing the unaudited pro forma consolidated balance sheet of the Enlarged Group, the net fair value of the identifiable assets and liabilities of the Telstra CSL Group as at 31 October 2005 and the fair value of the NWM Shares as to 76.4% based on the closing market price as at 15 February 2006 are applied in the calculation of the estimated goodwill arising from the Telstra CSL Acquisition. Since the fair value of Telstra CSL Group at the date of Completion may be substantially different from their fair value used in the preparation of the pro forma financial information, the final amounts of the fair values of the assets and liabilities of Telstra CSL Group and intangible assets (including goodwill) will be different from those amounts applied in the calculation of the estimated goodwill.

4. The adjustment reflects the expenses directly attributable to the Proposed Merger of approximately HK$22 million.

5. The adjustment reflects a shareholder's loan advanced by NWD to NWM as at 31 October 2005, for the purpose of satisfaction of the subscription of the NWPCS Holdings's shares by NWM amounting to HK$1,038 million pursuant to one of the Subscription Agreements, and settlement of the cash consideration of HK$244 million pursuant to the Merger Agreement. The loan is unsecured and has no definite term of repayment.

6. No adjustment has been made to reflect any trading result or other transaction of NWM and Telstra CSL entered into subsequent to 31 October 2005.

2. UNAUDITED PRO FORMA CONSOLIDATED PROFIT AND LOSS STATEMENTS OF THE ENLARGED GROUP

The following is an illustrative and pro forma consolidated profit and loss statements of the Enlarged Group which have been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Proposed Merger as if it had taken place on 1 July 2004. This pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial results of the Enlarged Group had the Proposed Merger been completed as at 1 July 2004 or at any future dates.

Unaudited pro forma consolidated profit and loss statement for the year ended 30 June 2005

	The NWM Group for the year ended 30 June 2005		Pro forma adjustments			The Pro forma Enlarged Group for the year ended 30 June 2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	Note 1	*Note 2*	*Note 2*	*Note 3*	*Note 4*	
Turnover	1,709,054	(1,704,793)				4,261
Cost of sales	(866,113)	864,783				(1,330)
Gross profit	842,941					2,931
Other revenue	635	(527)				108
Selling expenses	(101,468)	101,105				(363)
Administrative expenses	(598,701)	593,724				(4,977)
Operating profit/(loss)	143,407					(2,301)
Finance costs	(65,287)	20,548			(73,253)	(117,992)
Gain on disposal of subsidiaries	-		984,211			984,211
Share of profit of an associate	-			144,983		144,983
Profit before taxation	78,120					1,008,901
Taxation	(21,066)	21,015				(51)
Profit for the year	57,054					1,008,850
Attributable to:						
Equity holders of the parent	57,054					1,008,850

Unaudited pro forma consolidated profit and loss statement for the four months ended 31 October 2005

	The NWM Group for the four months ended 31 October 2005	Pro forma adjustments			The Pro forma Enlarged Group for the four months ended 31 October 2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	Note 1	*Note 2*	*Note 3*	*Note 4*	
Turnover	700,265	(700,051)			214
Cost of sales	(441,251)	440,908			(343)
Gross profit/(loss)	259,014				(129)
Other revenue	533	(439)			94
Selling expenses	(41,930)	41,901			(29)
Administrative expenses	(192,457)	190,898			(1,559)
Operating profit/(loss)	25,160				(1,623)
Finance costs	(29,691)	13,769		(24,418)	(40,340)
Share of profit of an associate	-		40,438		40,438
(Loss)/profit before taxation	(4,531)				(1,525)
Taxation	(2,265)	2,265			-
Loss for the period	(6,796)				(1,525)
Attributable to:					
Equity holders of the parent	(6,796)				(1,525)

Notes to the unaudited pro forma consolidated profit and loss statements of the Enlarged Group

1. The amounts have been extracted without adjustment from the accountants' report of the NWM Group for the year ended 30 June 2005 and four months ended 31 October 2005 as set out in Appendix I to the NWM Circular.

2. The adjustment relates to the NWPCS Disposal pursuant to the Merger Agreement. For the purpose of pro forma consolidated profit and loss statements, the results of the NWPCS Group to be disposed of are based on the financial information for the year ended 30 June 2005 and four months ended 31 October 2005 as set out in Appendix I to the NWM Circular.

   The gain on the NWPCS Disposal will be determined based on the difference in the fair value of 76.4% interest in the NWPCS Group disposed of by the NWM Group over the net book value of 76.4% interest of the NWPCS Group disposed of as at Completion.

   For the purpose of preparing the unaudited pro forma profit and loss statements of the Enlarged Group, the net book value of the NWPCS Group as at 1 July 2004 and the fair value of NWM Shares as to 76.4% based on the closing market price as at 22 July 2004 less the share of fair value attributable to the NWPCS Group adjusted for net debts of the NWM Group, after taking into consideration the retirement of debt and extinguishment of certain level of negative working capital of the NWPCS Group, if any, are applied in the calculation of the gain on the NWPCS Disposal. Since the fair value of

the the NWPCS Group at the date of Completion may be substantially different from the fair value used in the preparation of the pro forma financial information, the final amount of the gain on the NWPCS Disposal will be different from those amounts presented above.

3. The adjustment relates to equity accounting of 23.6% interest in the Merged Group as associate of the Enlarged Group pursuant to the Telstra CSL Acquisition, which has taken into accounts the following:

   a) The results of Telstra CSL Group are extracted from the restated financial information on Telstra CSL using accounting policies adopted by the NWM Group for the year ended 30 June 2005 and four months ended 31 October 2005 as set out in Appendix IV to the NWM Circular,. and taking into account the add-back of net interest expenses payable to the ultimate holding company of Telstra CSL which would have been avoided assuming that the related intercompany loans had been extinguished upon Completion. The directors consider that, save for the adjustments in relation to the "Accounting for revenue recognition" and "Accounting for goodwill" as detailed in notes (ii) and (iii) of the section (B) of Appendix IV to the NWM Circular, the pro forma financial information of the Enlarged Group has been properly compiled on the bases stated Appendix V to the NWM Circular and such basis is consistent with the accounting policies of the NWM Group.

   b) The results of the NWPCS Group are extracted from the accountants' report of the Group for the year ended 30 June 2005 and four months ended 31 October 2005 as set out in Appendix I to the NWM Circular, adding back interest expenses incurred on debt of the NWPCS Group which would have been avoided assuming that such debt had been retired upon Completion.

   c) Recognition of amortisation expenses of the intangible assets as detailed in note 3(c) of section 1 of Appendix V to the NWM Circular.

4. The adjustment reflects interest expenses on shareholder's loan advanced by NWD to NWM, for the purpose of satisfaction of the subscription for the NWPCS Holdings's shares amounting to HK$1,335 million pursuant to one of the Subscription Agreements, and settlement of the cash consideration of HK$244 million pursuant to the Merger Agreement. The loan is unsecured and interest-bearing at 0.65% above HIBOR per annum, and has no definite term of repayment.

5. No adjustment has been made to reflect any trading result or other transaction of NWM and Telstra CSL entered into subsequent to 31 October 2005.

3. UNAUDITED PRO FORMA CONSOLIDATED CASH FLOW STATEMENTS OF THE ENLARGED GROUP

The following is an illustrative and pro forma consolidated cash flow statements of the Enlarged Group which have been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Proposed Merger as if it had taken place on 1 July 2004. This pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial results of the Enlarged Group had the Proposed Merger been completed as at 1 July 2004 or at any future dates.

Unaudited pro forma consolidated cash flow statement for the year ended 30 June 2005

	The NWM Group for the year ended 30 June 2005	Pro forma adjustments				The Pro forma Enlarged Group for the year ended 30 June 2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	Note 1	*Note 2*	*Note 3*	*Note 4*	*Note 5*	
Operating activities						
Net cash inflow/(outflow) generated from operations	396,209	(401,029)				(4,820)
Interest paid	(13,983)	12,509			(73,253)	(74,727)
Hong Kong profits tax paid	(51)					(51)
Net cash inflow/(outflow) from operating activities	382,175					(79,598)
Investing activities						
Purchase of fixed assets	(140,791)	140,791				-
Sales of fixed assets	5	(5)				-
Acquisition of subsidiaries	45,630					45,630
Sales of other investments	900					900
Sales of investment securities	3,609					3,609
Interests received	635	(527)				108
NWPCS Disposal and Telstra CSL acquisition	-		(220,470)			(220,470)
Net cash outflow from investing activities	(90,012)					(170,223)
Net cash inflow/(outflow) before financing	292,163					(249,821)
Financing activities						
(Decrease)/increase in amounts due to immediate holding company and ultimate holding company	(73)			1,578,719		1,578,646
Repayment of bank loan	(270,000)	270,000		(372,500)		(372,500)
Repayment of loan from a fellow subsidiary	-			(877,500)		(877,500)
(Increase)/decrease in amount due from the NWPCS Group	-	(30,925)	30,925			-
Net cash (outflow)/inflow from financing activities	(270,073)					328,646
Net increase in cash and cash equivalents	22,090					78,825
Cash and cash equivalents at the beginning of the year	94,444					94,444
Cash and cash equivalents at the end of the year	116,534					173,269

Unaudited pro forma consolidated cash flow statement for the four months ended 31 October 2005

	The NWM Group for the four months ended 31 October 2005	Pro forma adjustments					The Pro forma Enlarged Group for the four months ended 31 October 2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	Note 1	*Note 2*	*Note 3*	*Note 4*	*Note 5*	*Note 6*	
Operating activities							
Net cash inflow/(outflow) generated from operations	120,743	(121,207)					(464)
Interest paid	(18,253)	17,832					(421)
Net cash inflow/(outflow) from operating activities	102,490						(885)
Investing activities							
Purchase of fixed assets	(51,974)	51,974					-
Sales of fixed assets	299	(299)					-
Acquisition of subsidiaries	9,896						9,896
Interests received	533	(439)					94
Dividend received	-					57,932	57,932
Net cash (outflow)/inflow from investing activities	(41,246)						67,922
Net cash inflow before financing	61,244						67,037
Financing activities							
Repayment of bank loan	(102,500)	102,500					-
Decrease/(increase) in amount due from the NWPCS Group	-	839	(839)				
Net cash outflow from financing activities	(102,500)						-
Net (decrease)/increase in cash and cash equivalents	(41,256)	51,200	(839)			57,932	67,037
Cash and cash equivalents at the beginning of the period	116,534	(9,186)	(189,545)	328,719	(73,253)		173,269
Cash and cash equivalents at the end of the period	75,278						240,306

Notes to the unaudited pro forma consolidated cash flow statements of the Enlarged Group

1. The amounts have been extracted without adjustment from the accountants' report of the NWM Group for the year ended 30 June 2005 and four months ended 31 October 2005 as set out in Appendix I to the NWM Circular.

2. The adjustment reflects the NWPCS Disposal pursuant to the Merger Agreement. For the purpose of pro forma cash flow statements, the cash flows of the NWPCS Group to be disposed of are based on the financial information of the NWPCS Group for the year ended 30 June 2005 and four months ended 31 October 2005 as set out in Appendix I to the NWM Circular.

3. The adjustment reflects negative cash and bank balances of the NWPCS Group immediately prior to Completion, cash considerations of approximately HK$244 million net of expenses directly attributable to the Proposed Merger of approximately HK$22 million and the reversal of fund transfer between NWM and the NWPCS Group for the year ended 30 June 2005 and the four months ended 31 October 2005.

4. The adjustment reflects a shareholders' loan advanced by NWD to NWM, and the retirement of debt of the NWPCS Group pursuant to the Merger Agreement, as detailed in note 4 of section 2 above.

5. The adjustment reflects interest expenses on the shareholder's loan advanced by NWD as detailed in note 4 above.

6. The adjustment reflects the receipt of the share of dividend from the Merged Group declared during the year ended 30 June 2005. For the purpose of the pro forma cash flow statement, the amount of dividend received are extracted from the accountants' report of the Telstra CSL Group.

7. No adjustment has been made to reflect any trading result or other transaction of NWM and Telstra CSL entered into subsequent to 31 October 2005.

By Order of the Board of
New World Development Company Limited
LEUNG Chi-Kin, Stewart
Company Secretary

By Order of the Board of
New World Mobile Holdings Limited
SIEN Yun-Man, Raymond
Company Secretary

Hong Kong, 7 March 2006

As at the date of this announcement, the NWD Board comprises: (i) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (ii) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (iii) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

As at the date of this announcement, the NWM Board comprises (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. DOO Wai-Hoi, William, JP, Dr. WAI Fung-Man, Norman, Mr. TO Hin-Tsun, Gerald, Mr. CHOW Yu-Chun, Alexander, and; (ii) non-executive directors: Mr. LO Lin-Shing, Simon and Mr. HO Hau-Chong, Norman; and (iii) independent non-executive directors: Mr. WEI Chi-Kuan, Kenny, Mr. KWONG Che-Keung, Gordon and Mr. HUI Chiu-Chung, JP.

Please also refer to the published version of this announcement in The Standard.